December 18, 2023

Re:
European Investment Bank
Registration Statement under Schedule B
Filed September 26, 2023
File No. 333-274695

Form 18-K for Fiscal Year ended December 31, 2022, as amended
Filed May 5, 2023
File No. 001-05001

Dear Ms. Kim and Mr. Coco,

This letter is submitted on behalf of the European Investment Bank (the “EIB”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) in a letter to the EIB dated October 20, 2023 (the “Comment Letter”) relating to the registration statement of the EIB under Schedule B (File No. 333-274695) (the “Registration Statement”) filed with the SEC on September 26, 2023 and the EIB’s annual report on Form 18-K for the fiscal year ended December 31, 2022 (File No. 001-05001) (the “2022 Annual Report”) filed with the SEC on May 5, 2023.  In connection with this letter responding to the Staff’s comments, the EIB is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which includes revisions made in response to the Staff’s comments.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter.  Each of the Staff’s comments is set forth in bold, followed by the EIB’s response to each comment.  Unless otherwise indicated, capitalized terms used below have the meanings assigned to them in the Amended Registration Statement or the 2022 Annual Report (as applicable).  All references to page numbers in these responses are to pages of the Amended Registration Statement or the 2022 Annual Report (as applicable).

Schedule B filed September 26, 2023

The European Investment Bank, page 8

1.
The annual reports incorporated by reference provide detailed disclosure about not only the European Investment Bank (EIB) but also the European Investment Fund (EIF), which are referred to collectively in your annual reports as the EIB Group.  While your prospectus describes EIB Global, it does not discuss the EIF or EIB Group.  Please revise your filing to clarify the roles of the EIF and EIB Group.

Response:  The EIB respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure under the caption “The European Investment Bank—Introduction” on page 8 in the Amended Registration Statement to explain the relationship between the EIB and the European Investment Fund (the “EIF”), which together constitute the EIB Group.  In addition, the EIB respectfully submits that further information on the EIF can be found on pages 126 and 208 of Exhibit I to the 2022 Annual Report (which is incorporated by reference in the Amended Registration Statement).

Description of Securities, page 14

2.
You state that “[c]opies of the forms of securities and the form of fiscal agency agreement are filed as exhibits to the registration statement of which this prospectus forms a part.  This summary does not purport to be complete and is qualified in its entirety by reference to those exhibits.  For a complete description of those securities, you should read those exhibits.”  We are unable to locate the form of securities.  Please advise or revise.

Response:  The EIB respectfully refers the Staff to the exhibits attached to the form of fiscal agency agreement which is included as Exhibit D to the Amended Registration Statement.  The forms of securities can be found after page 46 of such Exhibit D.

3.
We refer you to the “Amendments” disclosure on page 17.  Please advise as to whether any of the changes requiring majority approval may relate to the repayment terms of the securities, similar to the changes requiring unanimous approval disclosed on page 18.

Response:  The EIB respectfully acknowledges the Staff’s comment and advises that it has revised its disclosure under the caption “Description of Securities—Amendments” on pages 17, 18 and 19 in the Amended Registration Statement to make it clear that any changes to the repayment terms of the securities require unanimous approval rather than mere majority approval.  The EIB also respectfully draws the Staff’s attention to the forms of securities contained as exhibits to the form of fiscal agency agreement (which is included as Exhibit D to the Amended Registration Statement) and set out the terms and conditions of the securities (including the amendment provisions) in detail.

Foreign Exchange Risks, page 28

4.
You discuss foreign exchange risks and state that “[f]or additional information regarding exchange rates, see Exhibit I of the EIB’s Annual Reports on Form 18-K incorporated herein by reference.”  Please provide a more specific cross-reference so readers can locate the specific risk disclosures within the EIB’s Annual Reports.

Response:  The EIB respectfully acknowledges the Staff’s comment and advises that it has revised its disclosure under the caption “Currency Conversions and Foreign Exchange Risks—Foreign Exchange Risks” on page 28 in the Amended Registration Statement by removing such cross-reference.

Taxation, page 28

5.
You state that “[i]t is the opinion of counsel, Cravath, Swaine & Moore LLP, that the conclusions reached in this section describe the material U.S. Federal tax consequences to holders of a security.”  Please clarify whether or not there are any material foreign tax consequences and if so, please revise your filing accordingly.  Please see Staff Legal Bulletin 19 (Oct. 14, 2011) at Section III, footnote 40 and footnote 42.

Response:  The EIB respectfully notes after careful consideration of the Staff’s comment that, in its view, there are no material foreign tax consequences as such term is used in Staff Legal Bulletin 19 (Oct. 14, 2011) (“SLB 19”) for the below reasons.

The Treaty on the Functioning of the European Union, as amended and supplemented from time to time (the “TFEU”) has directly established the EIB.  Therefore, the EIB is not incorporated under the laws of any national jurisdiction and the EIB is not tax resident in any Member State in the way a domestic commercial bank or other foreign companies would generally be.  The EIB holds a special tax status within the European Union and its Member States.  As a general matter, the EIB has been granted broad exemptions from various fiscal charges pursuant to Protocol (No 7) on the Privileges and Immunities of the European Union, as amended and supplemented from time to time (“Protocol (No 7)”).  In particular, the EIB and its assets, revenues and other property are exempt from all direct taxation by the Member States.  Protocol (No 7) also exempts the EIB from any turnover tax within the European Union in respect of its statutory activities.  The EIB respectfully refers to the discussion of the EIB’s legal and special tax status under the caption “The European Investment Bank—Legal Status” on page 11 in the Amended Registration Statement.

In the European Union, direct taxation powers are generally reserved to the Member States leaving the European Union without the right to impose direct taxes on payments of the principal of or the interest on any securities issued by the EIB.  The TFEU does not confer such taxation powers in respect of payments of the principal of or the interest on any such securities upon the EIB either.  Accordingly, any tax consequences associated with the purchase, ownership and disposition of securities are generally governed by the applicable fiscal regime of the jurisdiction in which an investor is tax resident.  The EIB expects the vast majority of U.S. holders to be tax resident only in the United States, and therefore the description of material U.S. Federal tax consequences to be the only material tax consequences relevant to them.  Although it is possible some U.S. holders may be resident in foreign jurisdictions, this would be a circumstance particular to such holders and accordingly such holders are advised to consult their own tax advisors about such tax consequences in light of their particular circumstances.  Accordingly, the EIB does not, and is not in a position to, provide disclosure discussing the application, or consequences, of the tax provisions of each and every potential foreign jurisdiction to U.S. holders.  The EIB has revised its disclosure under the caption “Taxation—General” on page 29 in the Amended Registration Statement to clarify that prospective purchasers of its securities are advised to consult their own tax advisors about the tax consequences associated with the purchase, ownership and disposition of its securities, including the effect of not only any state or local taxes but also of any foreign taxes, in light of their particular circumstances.

Item 601(b)(8) of Regulation S-K requires an opinion on tax matters for certain registered offerings where the tax consequences are material to an investor and “a representation as to tax consequences is set forth in the filing.”  Footnote 42 of SLB 19 states that disclosure is necessary “if there are material foreign tax consequences.”  As there are no material foreign tax consequences as such term is used in SLB 19 and the EIB has made no representation as to foreign tax consequences in the Amended Registration Statement, the EIB does not believe that any such foreign tax disclosure or a corresponding foreign tax opinion is required.

Form 18-K filed May 5, 2023
General, page 29

6.
You state on page 29 of the 2022 Financial Report that “[t]he EIB’s Group’s consolidated result under the International Reporting Standards (IFRS) amounted to EUR 2 327.0 million in 2022 as compared to EUR 8 277.3 million in 2021, representing a decrease of EUR 5 950.3 million year on year, or 71.9%.”  The text corresponding to and footnote 7 in Note M of the EIB Group Consolidated Financial Statements under IFRS provides that this change is largely driven by the net result on shares and other variable yield securities and the negative valuation effects observed in “private equity markets during 2022.”  We also note the significant variance in your consolidated results under IFRS as disclosed on page 32 of your 2021 Financial Report where you state “[t]he 2021 IFRS consolidated result stands at EUR 8 277.3 million as compared to a result of EUR 2 637.4 million observed in 2020 (an increase of EUR 5 639.9 million year on year).”  Please discuss those private equity investments that are individually or in the aggregate material and drove these significant variations in 2022 and 2021.

Response:  The EIB respectfully acknowledges the Staff’s comment.  The EIB notes that the variations in the consolidated result in each of the three fiscal years ended December 31, 2022, 2021 and 2020 in the EIB Group’s audited consolidated financial statements under IFRS (the “EIB Group Consolidated Financial Statements under IFRS”) were primarily due to fair value movements observed in the valuation of each of the EIB Group’s private equity investments.  The fair value movements observed and reported in the EIB Group Consolidated Financial Statements under IFRS are primarily based on the individual valuations of the invested funds received from the relevant fund managers.  Substantially all of these invested funds have provided valuations in line with IFRS 13 and are therefore considered Category I or Category II pursuant to the classification included in Note A.4.8.6 (Shares and other variable-yield securities) to the EIB Group Consolidated Financial Statements under IFRS.  The EIB submits that such fair value movements were mainly the result of the significant volatility observed in the private equity markets during those periods which affected the EIB Group’s entire portfolio of private equity investments across its various geographical locations in Europe, vintages and sectors invested.

During the fiscal year ended December 31, 2021, that volatility was primarily driven by the robust post-COVID-19 recovery of the macro-economic environment in Europe, which had a significant positive impact on the valuation of the companies held in the EIB Group’s portfolio as well as, more generally, on the equity markets in Europe.  During the fiscal year ended December 31, 2022, such volatility was mainly due to the high inflation outlook observed in Europe which primarily resulted in an environment of increased interest rates and a slower growth, which had a significant negative impact on the valuation of the EIB Group’s private equity investments.

The sectors that have primarily driven the variations referred to above are the ones in which the EIB Group has the highest volume of private equity investments.  The highest volume is invested in the Generalist sector, which covers funds whose investment strategy is typically focused on the commercial or corporate expertise of the fund manager and consists of investments in a multitude of different sectors (rather than targeting a particular sector).  It is  followed by sector-specific funds, which typically rely on the technical or sectorial expertise of the fund manager, such as the Information and Communication Technologies (ICT) sector, the Infrastructure sector as well as, to a lesser extent, the Life Science sector.  The EIB further notes that these variations have to be viewed in the aggregate and none of the changes in the valuation of individual private equity investments alone generated a material impact on the consolidated result in the EIB Group Consolidated Financial Statements under IFRS.

In its annual reports on Form 18-K for future fiscal years, the EIB proposes to include additional disclosure about material variations in its consolidated result (if any) as a result of material fair value movements observed in the valuation of the EIB Group’s private equity investments (if any), a qualitative description of the split of the EIB Group’s invested funds pursuant to the classification included in Note A.4.8.6 (Shares and other variable-yield securities) to the EIB Group Consolidated Financial Statements under IFRS, as well as a brief description of the sectorial composition of the EIB Group’s portfolio of private equity investments to the extent material to investors.

Note R Fair Value of Financial Assets and Liabilities, page 232

7.
We note your disclosure on page 198 that private equity, venture capital operations, debt infrastructure and investment funds are measured mandatorily at fair value through profit or loss with changes in the fair value recorded in Results on Financial Operations.  We note from your disclosure on page 232 that you have classified these investments as Level 3 in the fair value hierarchy as part of shares and other variable yield securities, but we were unable to locate the disclosures required by IFRS 13.93(d) and IFRS 13.93(h).  Please supplementally provide us with this information or tell us why you do not believe these disclosures are required.

Response:  The EIB respectfully acknowledges the Staff’s comment.  In terms of the disclosures required by IFRS 13.93(d), which standard is applicable to the EIB Group, the EIB respectfully submits that such disclosures are included in the notes to the EIB Group Consolidated Financial Statements under IFRS.  In particular, the valuation techniques and inputs used by the EIB Group in the fair value measurement of its private equity and venture capital operations as well as debt, infrastructure and investment funds are described in detail in Note A.4.8.6 (Shares and other variable-yield securities) to the EIB Group Consolidated Financial Statements under IFRS.  Furthermore, private equity and venture capital operations as well as debt, infrastructure and investment funds that are measured mandatorily at fair value through profit or loss with changes in the fair value recorded in “Results on Financial Operations” are all financial instruments classified as Level 3 in the fair value hierarchy as disclosed in Note R (Fair value of financial assets and liabilities) to the EIB Group Consolidated Financial Statements under IFRS.  For purposes of the valuation of such financial instruments, the EIB Group uses the net asset values (“NAVs”) of underlying funds as derived from the latest available before year-end fund managers’ reports, as unobservable input for the Level 3 fair value.  As a result, the EIB Group relies on the IFRS 13.93(d) provision which states that “[a]n entity is not required to create quantitative information to comply with this disclosure requirement if quantitative unobservable inputs are not developed by the entity when measuring fair value” given that the NAVs of underlying funds are provided by the invested fund’s manager and the unobservable input used in the fair valuation is therefore not developed by the EIB Group.  Notwithstanding the foregoing, the EIB Group provides a sensitivity analysis in respect of such financial instruments in terms of equity price risk (and therefore indirectly with respect to unobservable inputs) in Note S.4.4 (Equity price risk) to the EIB Group Consolidated Financial Statements under IFRS.

In terms of the disclosures required by IFRS 13.93(h), which standard is applicable to the EIB Group, the EIB respectfully submits that such disclosures are also included in the notes to the EIB Group Consolidated Financial Statements under IFRS.  In particular, such disclosures are described in (i) Note A.4.8.6 (Shares and other variable-yield securities) which details the valuation techniques and the unobservable inputs with respect to those financial instruments, (ii) Note S.4.4 (Equity price risk) which highlights the relationship between the valuation of those financial instruments and public markets and (iii) Note S.4.4 (Equity price risk) which includes a sensitivity analysis in respect of those financial instruments showing the effect of a change in the unobservable inputs on the own funds of the EIB Group, each to the EIB Group Consolidated Financial Statements under IFRS.

*          *          *

The EIB hopes that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact me at +44-20-7453-1020 or Lawrence J. Verhelst at +44-20-7453-1082.

Sincerely,

/s/ Philip J. Boeckman

Philip J. Boeckman

VIA ELECTRONIC MAIL AND EDGAR

Ms. Angie Kim
Mr. Michael Coco
Division of Corporation Finance
Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Copy to:

Mr. Dirk Ellerkmann
Mr. Sandeep Dhawan
Mr. Stavros Lambrinidis
European Investment Bank
98-100, boulevard Konrad Adenauer
L-2950 Luxembourg
Grand Duchy of Luxembourg

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